Exhibit 99.12

Electra Meccanica Wins Automotive Innovation Award at CES

VANCOUVER, Jan. 16, 2018 /CNW/ - Canadian auto manufacturer Electra Meccanica (OTCQB: ECCTF) announced today that the Company has been awarded the Automotive Innovation Award by IHS Markit, a world leader in critical information, analytics and expertise, at ShowStoppers® at Consumer Electronics Show (CES) 2018, for its new SOLO electric vehicle.

The Innovation Awards at ShowStoppers® took place last week in Las Vegas, Nevada. At the event Electra Meccanica presented the SOLO, an all-electric commuter vehicle designed and built in Vancouver, Canada. With a 100-mile range, the single-seater SOLO addresses the needs of the nearly 80 percent of Americans commuting to work alone in their personal vehicle.

"It is an honor to receive the Automotive Innovation Award from IHS Markit for our all-electric SOLO, the de facto electric car for daily commuters and the environmentally conscious," said Jerry Kroll, CEO of Electra Meccanica. "We are grateful for the recognition and welcome others to join us in our vision for a cleaner planet."

The SOLO retails at $15,500 USD, and interested consumers can place a fully-refundable $250 USD deposit by visiting EMVauto.com. A publically held company, Electra Meccanica began trading on the OTCQB exchange in September of this year, and announced its application filing for NASDAQ Capital Markets listing last October.